UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of      December                    , 2004.

Commission File Number

Western Silver Corporation

(Translation of registrant’s name into English)

Suite 1550, 1185 West Georgia Street, Vancouver, B.C., V6E 4E6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Silver Corporation
(Registrant)
Date: December 21, 2004	By:	/s/ Lawrence Page
(Signature)*
Lawrence Page, Corporate Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL — SECTION 85”, and file in an envelope marked “Confidential — Attention: Supervisor, Financial Reporting”.

Item 1: Reporting Issuer

WESTERN SILVER CORPORATION
1550 — 1185 West Georgia Street
Vancouver BC
V6E 4E6

Item 2: Date of Material Change

The date of the material change is December 15, 2004.

Item 3: Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is December 15, 2004. The press release was issued in Vancouver, British Columbia through the facilities of CCN Matthews and through Canada Stockwatch.

Item 4: Summary of Material Change

Western Silver Prices Cdn$ 56 Million Cross Border Equity Financing.

Item 5: Full Description of Material Change

Western Silver Corporation, Vancouver, B.C., December 15th — Western Silver Corporation (TSX: WTC, AMEX: WTZ) today announced that, in connection with the previously announced filing of a preliminary short form prospectus in all provinces of Canada relating to the issue of common shares and a registration statement relating to those securities with the Securities and Exchange Commission in the United States, it has entered into an underwriting agreement with a syndicate of underwriters led by Orion Securities Inc. and CIBC World Markets Corp. and including Kingsdale Capital to issue to the public 5,500,000 common shares from treasury at a price of Cdn $10.25 per common share for gross proceeds of Cdn$56,375,000. A copy of the Canadian short form prospectus can be obtained from Orion Securities Inc., 181 Bay Street, Toronto, Ontario by fax at 416-848-3593, or from CIBC World Markets Inc. by fax at 416-594-7242. Copies of the US prospectus relating to the offering may be obtained from CIBC World

Markets Corp., 417 Fifth Avenue, New York, New York 10016, fax: 212-667-6136, email USEprospectus@us.cibc.com.

The Company has granted the underwriters an option to purchase an additional 825,000 common shares at the offering price for a period of 30 days from the closing of the offering.

The proceeds of the Offering are expected to be used to fund the further development of the Peñasquito Project and for general corporate purposes.

The offering is scheduled to close on or about December 23, 2004 and is subject to certain conditions including, but not limited to, the receipt of the necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Item 6: Reliance on section 85 (2) of the Act

This report is not being filed on a confidential basis in reliance on section 85 (2) of the Act.

Item 7: Omitted Information

No information has been omitted.

Item 8: Senior Officers

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Jeffrey Giesbrecht, Vice-president, Legal, Tel: (604) 684-9497.

Item 9: Statement of Senior Officer

The undersigned, Vice-president, Legal of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. as of the 15th day of December, 2004.

“Jeffrey Giesbrecht"